June 28, 2010
VIA EDGAR, OVERNIGHT COURIER AND FACSIMILE
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Fax. No. (703) 813-6981
Attention:	Tamara Tangen, Staff Accountant Division of Corporation Finance
Re:	Comment Letter Dated June 24, 2010 Juniper Networks, Inc. Form 10-K for the year ended December 31, 2009 Filed February 26, 2010 File No. 001-34501
Ladies and Gentlemen:
     We refer to Mr. Krikorian’s letter dated June 24, 2010 which sets forth the comments of the staff of the Securities and Exchange Commission (the “Staff”) regarding the Form 10-K for the year ended December 31, 2009 of Juniper Networks, Inc. (the “Company”).
     The Company intends to respond to the Staff’s comments on or before July 23, 2010.
     If you have any questions, please do not hesitate to call the undersigned at (408) 745-2384.

Very truly yours, JUNIPER NETWORKS, INC.
/s/ Mitchell L. Gaynor

Senior Vice President and General Counsel